Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE

PENGROWTH CLARIFIES PAYMENT DATE FOR NOVEMBER DISTRIBUTION PAYMENT

(Calgary, October 21, 2010) /Marketwire/ - Pengrowth Corporation administrator of Pengrowth Energy Trust (collectively Pengrowth), today announced clarification to its November cash distribution payment date. The payment date of November 16, 2010 stated in the news release issued on Octover 20, 2010 was listed incorrectly. The correct payment date is November 15, 2010. The record date of October 29, 2010, and the ex-distribution date of October 27, 2010 were listed correctly.

About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value through the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisitions. Pengrowth's trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889